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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTMINSTER CAPITAL, INC.
(Name of Subject Company (Issuer))

WESTMINSTER CAPITAL, INC.
(Names of Filing Persons (Issuer))

COMMON STOCK, PAR VALUE $1 PER SHARE
(Title of Class of Securities)

307351106
(CUSIP Number of Class of Securities)

Keenan Behrle
Executive Vice President
9665 Wilshire Boulevard, Suite M-10
Beverly Hills, California 90212
(310) 278-1930

(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

With a copy to:

Scott Galer, Esq.
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
2029 Century Park East
Suite 2400
Los Angeles, California 90067
(310) 229-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTORY STATEMENT

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 18, 2002 by Westminster Capital, Inc., a Delaware corporation (the "Company"), relating to the Company's offer to purchase for $2.80 per share any and all of the outstanding shares of the common stock, $1 par value per share (the "Shares"), of the Company. The offer is being made by the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2002 (the "Offer to Purchase") and the related Letter of Transmittal dated April 18, 2002 (the "Letter of Transmittal"). Copies of the Offer to Purchase and the related Letter of Transmittal have been filed with the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 18, 2002. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

        The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 1 to Schedule 14D-9, except as otherwise set forth below. You should read this Amendment No. 1 to Schedule 14D-9 together with the Schedule 14D-9 the Company filed with the Securities and Exchange Commission on April 18, 2002.

ITEM 8.    ADDITIONAL INFORMATION.

        Item 8 of Schedule 14D-9 is hereby amended and supplemented by including the following:

        On April 19, 2002, an action entitled Barry Blank, on behalf of himself and all others similarly situated, v. Westminster Capital, Inc. and all of the directors of Westminster (Case No. 19567) was filed in the Court of Chancery of the State of Delaware in and for New Castle County, in which the plaintiffs named Westminster and the members of Westminster's board of directors as defendants. The complaint purports to assert claims on behalf of all public stockholders of Westminster. The complaint alleges that Westminster and the members of Westminster's board of directors have breached their fiduciary duties to the stockholders of Westminster.

        The complaint seeks, among other things, preliminary and permanent injunctive relief prohibiting Westminster from proceeding and implementing the Offer, and if the Offer is completed, an order rescinding the Offer and awarding damages to the purported class. The complaint also seeks fees and expenses incurred in connection with the action. Westminster and the other defendants believe that the allegations raised in the complaint are without merit and intend to vigorously defend against them.

ITEM 9.    EXHIBITS.

(a)(1)	Offer to Purchase dated April 18, 2002 (incorporated herein by reference to Exhibit (a)(1) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(3)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(4) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002 (incorporated herein by reference to Exhibit (a)(6) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(7) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(8)	Letter to Stockholders from the Company (incorporated herein by reference to Exhibit (a)(8) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(9)	Text of Press Release issued by the Company on April 18, 2002 (incorporated herein by reference to Exhibit (a)(9) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(10)	Text of Press Release issued by the Company on April 22, 2002 (incorporated herein by reference to Exhibit (a)(10) of the Tender Offer Statement on Schedule TO, filed on April 23, 2002).
(e)	None.
(g)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2002
WESTMINSTER CAPITAL, INC.
/s/ WILLIAM BELZBERG Name: William Belzberg Title: Chief Executive Officer

EXHIBIT INDEX

(a)(1)	Offer to Purchase dated April 18, 2002, as amended (incorporated herein by reference to Exhibit (a)(1) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(3)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(3) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(4) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(5) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002 (incorporated herein by reference to Exhibit (a)(6) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(7) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(8)	Letter to Stockholders from the Company (incorporated herein by reference to Exhibit (a)(8) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(9)	Text of Press Release issued by the Company on April 18, 2002 (incorporated herein by reference to Exhibit (a)(9) of the Tender Offer Statement on Schedule TO, filed on April 18, 2002).
(a)(10)	Text of Press Release issued by the Company on April 22, 2002 (incorporated herein by reference to Exhibit (a)(10) of the Tender Offer Statement on Schedule TO, filed on April 23, 2002).
(e)	None.
(g)	None.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX